Exhibit 99.27

Completion of EasyDNA Acquisition set for global expansion

Melbourne, Australia, 16 August 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified Genomics and AI driven preventative health business takes great pleasure in confirming today that it completed the acquisition of EasyDNA (‘the acquisition’) for US$4 million in cash and scrip on 13 August 2021.

Overview

●	BelHealth becomes a shareholder of Genetic Technologies with 2.3% holding following completion of EasyDNA acquisition
●	Provides for global expansion into genomics based “Health and Wellness” in 40 countries and a significant platform for the sale and expansion of existing and future products
●	EasyDNA currently sells paternity, oncology and health & wellness genomics-based laboratory tests through agreements with 12 laboratories in North America, AsiaPac and Europe
●	Acquisition to have immediate impact on Genetic Technologies’ revenues
●	Fully funded via cash payment of US$2.5 million and US$1.5 million of shares issued at $4.29 per ADR with a 24 month cash reserve post completion
●	Share based payment escrowed for six months demonstrating aligned interests

GTG announced the acquisition of EasyDNA on 19 July 2021 (ref ASX Announcement 19 July 2021). The acquisition provides an established revenue stream with US$4.63 million in unaudited revenue for CY20 which has delivered revenue growth of 11% over the last two years. EasyDNA has a stable outlook for future growth and the ability to leverage existing direct-to-consumer marketing avenues for future product sales. The acquisition includes all brands, websites and reseller agreements associated with EasyDNA. This includes over 70 websites in 40 countries and six brand identities. Acquisition revenue contributions are strongly weighted to five countries: Australia, UK, France, Canada and the USA, where it received 68% of its CY20 revenue with the UK as the largest market contributing 20% of total revenue. EasyDNA has current agreements with 12 NATA and associated international certified laboratories.

Simon Morriss, Chief Executive Officer of GTG said, “Having completed the acquisition of EasyDNA we are now focused on integrating the team and embedding the product and platform into our existing structure. The strong alignment of this brand and platform with GTG’s planned expansion into “health and wellness” testing was critical to our decision to acquire the business of EasyDNA and will deliver solid revenue growth and expansion in the future.”

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Commenting on the settlement and becoming a shareholder in Genetic Technologies, Inder Tallur, Managing Partner, BelHealth Investment Partners said “Genetic Technologies’ products were a natural fit for EasyDNA’s platform and product portfolio. The acquisition provides a significant opportunity to further scale the EasyDNA platform in combination with Genetic Technologies existing and future products, and we look forward to being part of this next stage of growth. We look forward to working with the team as we complete the integration process and see a very bright future within the genomics space.”

GTG acquired 100% of EasyDNA’s brands and assets for a purchase price comprising upfront consideration of US$2 million plus US$1.5 million in GTG ADRs equating to 348,939 ADRs at a 30-Day Volume Weighted Average Price on the NASDAQ of $4.29 (‘Consideration ADRs’) as at 16 July 2021. The issue of new ordinary shares underlying the Consideration ADRs represented 2.3% of GTG’s issued share capital and was issued under GTG’s Listing Rule 7.1 capacity. An additional US$500k cash consideration is held in escrow for up to 12 months and payable subject to the completion of conditions precedent1. The total cash consideration of US$2.5 million was funded from GTG’s existing cash reserves. The Consideration ADRs are subject to a lock-up agreement whereby BelHealth will not be able to trade in GTG securities for six months after completion.

-END-

Authorised for release to the ASX by the Board of Genetic Technologies Limited

1 Conditions precedent incorporate receipt of all standard documentation and statements of consent from all parties, no material change to the business or financial situation, no breach of warranty; receipt of all employment contracts; confirmation of signing all agreed contracts and confirmation of no legal proceedings.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

About EasyDNA

EasyDNA was established in 2007 in Malta and 2008 in Australia developing an online network of over 70 websites in over 40 countries. EasyDNA’s network of online retail sales platforms offers fast and affordable home DNA testing that is reliable and confidential. They also offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances.

For more information, please visit www.easydna.com

About BelHealth Investment Fund LP

BelHealth Investment Partners is a healthcare private equity firm focused on lower middle market companies with a unique combination of investing, executive management and entrepreneurial experience. BelHealth acquires majority positions in entrepreneur-owned companies that it believes would benefit from its extensive operating and private equity investment expertise. BelHealth partners with executives and provides growth and expansion expertise both organically and through add-on acquisitions, capital to fund its investment strategy, and domain knowledge in targeted healthcare sectors.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000